Exhibit 99.1

SANDSTORM GOLD LTD.

(the “Company”)

REPORT ON VOTING RESULTS

(Pursuant to Section 11.3 of National Instrument

51-102 – Continuous Disclosure Obligations)

The following is the Report on Voting Results for the Annual General and Special Meeting of Shareholders of the Company held on Wednesday, June 8, 2016. All matters placed before the shareholders for consideration were approved.

MATTER VOTED UPON	VOTING RESULTS		OUTCOME OF VOTE

	FOR	AGAINST
1. To fix the number of Directors at six (6).	92,453,047 (98.87%)	1,057,399 (1.13%)	Carried

2. Election of Directors:	FOR	WITHHELD
Nolan Watson	62,741,504 (99.07%)	587,767 (0.93%)	Carried
David Awram	54,797,239 (86.53%)	8,532,032 (13.47%)	Carried
David E. De Witt	62,595,106 (98.84%)	734,165 (1.16%)	Carried
Andrew T. Swarthout	51,185,185 (80.82%)	12,144,086 (19.18%)	Carried
John P.A. Budreski	50,291,496 (79.41%)	13,037,775 (20.59%)	Carried
Mary L. Little	62,581,277 (98.82%)	747,997 (1.18%)	Carried

	FOR	WITHHELD
3. Appointment of Auditors: Appointment of Deloitte LLP as Auditors of the Company for the ensuing year and authorizing the Directors to fix their remuneration.	92,306,039 (98.71%)	1,205,310 (1.29%)	Carried

	FOR	AGAINST
4. Unallocated Options under Stock Option Plan: Approval of unallocated options under the Company’s Stock Option Plan.	60,963,601 (96.26%)	2,365,670 (3.74%)	Carried

	FOR	AGAINST
5. Amendments to Stock Option Plan: Approval to certain amendments to the Company’s Stock Option Plan.	61,589,708 (97.25%)	1,739,563 (2.75%)	Carried

	FOR	AGAINST
6. Amendments to Restricted Share Plan: Approval to certain amendments to the Company’s Restricted Share Plan, including an amendment setting the number of common shares which may be reserved for issuance from treasury under it at a maximum of 3,800,000 common shares.	59,020,140 (93.20%)	4,309,131 (6.80%)	Carried

	FOR	AGAINST
7. Amend Articles to Increase Quorum for Shareholder Meetings: Approval to amend the Company’s Articles to increase the quorum at a meeting of shareholders to two persons present or represented by proxy representing not less than 25% of the issued shares of the Company.	57,814,541 (91.29%)	5,514,731 (8.71%)	Carried

	FOR	AGAINST
8. Amend Articles with Respect to “Alterations”, “Alternate Directors” and “Notices”: Approval to amend certain provisions in the Company’s Articles with respect to “Alterations”, “Alternate Directors” and “Notices”.	62,408,626 (98.55%)	920,645 (1.45%)	Carried

DATED at Vancouver, British Columbia, this 8th day of June, 2016.

SANDSTORM GOLD LTD.

Per:	“Christine Gregory”
Christine Gregory
Corporate Secretary